AMENDED

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 22, 2014

You are receiving this notification as Nevsun Resources Ltd. (“Nevsun” or the “Company”) has decided to use the notice and access model (“Notice and Access”), provided for under recent amendments to National Instrument 54-101, for the delivery of meeting materials to its shareholders.  In respect to the Company’s annual and special meeting of shareholders to be held on May 22, 2014 (the “Meeting”), instead of receiving paper copies of the Company’s management information circular, audited annual consolidated financial statements and MD&A for the year ended December 31, 2013 (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access the Meeting Materials electronically.  However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.  The use of this alternative means of delivering Meeting Materials is more environmentally friendly and will reduce the Company’s printing and mailing costs.

MEETING DATE, LOCATION, AND PURPOSES

The Meeting will be held at 9:00 a.m. (local time) on Thursday, May 22, 2014 at Suite 1100 – 840 Howe Street, Vancouver, British Columbia, for the following purposes:

1.	Financial Statements: To receive and consider the audited annual consolidated financial statements of the Company for the fiscal period ended December 31, 2013 with the report of the auditors therein. See the section entitled “Particulars of Items to be Acted Upon – Financial Statements” in the Information Circular.

2.	Set the Number of Directors: To consider and, if thought fit, pass an ordinary resolution to set the number of Directors for the ensuing year at six. See the section entitled “Particulars of Items to be Acted Upon – Set the Number of Directors” in the Information Circular.

3.	Election of Directors: To consider and, if thought fit, pass an ordinary resolution to elect each of the nominees proposed for election as Directors, and to fix their terms of office. See the section entitled “Particulars of Items to be Acted Upon – Election of Directors” in the Information Circular.

4.	Appointment of Auditors: To consider and, if thought fit, pass an ordinary resolution to appoint KPMG LLP as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration. See the section entitled “Particulars of Items to be Acted Upon – Appointment of Auditors” in the Information Circular.

5.	Confirmation, Ratification and Continuation of Shareholder Rights Plan: To consider and, if thought fit, pass an ordinary resolution to approve the confirmation, ratification and continuation of the Shareholder Rights Plan, as disclosed in the Information Circular. See the section entitled “Particulars of Items to be Acted Upon – Confirmation, Ratification and Continuation of the Company’s Shareholder Rights Plan” in the Information Circular.

6.	Say on Pay Advisory Vote: To consider and, if thought fit, pass an ordinary resolution accepting the Company’s approach to executive compensation, as disclosed in the Information Circular. See the section entitled “Particulars of Items to be Acted Upon – Say on Pay Advisory Vote” in the Information Circular.

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com

AMENDED NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS	Page 2

7.	Other Business: To transact any other business as may properly come before the Meeting or any adjournments thereof. See the section entitled “Particulars of Items to be Acted Upon – Other Business” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

ACCESSING MEETING MATERIALS ONLINE

The Meeting Materials (and the interim financial statement request card, which is included in the proxy and voting instruction form) may be viewed online on the Company’s website www.nevsun.com/annualmeeting 2014, or under Nevsun’s profile at www.sedar.com (Canada) or at www.sec.gov (USA), as of April 4, 2014.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date for Information Circular was filed on SEDAR by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time:  9:00 a.m. (Pacific Daylight Time) on May 20, 2014, or not later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

VOTING

Registered Shareholders are asked to return their proxies using the following methods by the proxy deposit date:

INTERNET:	www.investorvote.com
TELEPHONE:	Toll-free in North America: 1-866-732-8683 Outside North America: 312-588-4290
FACSIMILE:	1-866-249-7775
MAIL:	Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1

Beneficial Shareholders are asked to return their proxies using the following methods by the proxy deposit date:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493
FACSIMILE:	905-507-7793
MAIL:	Data Processing Centre, PO Box 2800 STN LCD Malton, Mississauga, Ontario, L5T 2T7

Shareholders with questions about Notice and Access may contact the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.

Dated at Vancouver, British Columbia, the 28th day of February, 2014, and amended this 28th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Clifford T. Davis”

President, Chief Executive Officer, and Director

NEVSUN  RESOURCES  LTD.
760 – 669 Howe Street,  Vancouver,  British Columbia  Canada  V6C 0B4
Tel: 604-623-4700    Toll Free: 1-888-600-2200    Fax: 604-623-4701   www.nevsun.com